CIM Opportunity Zone Fund, L.P.
4700 Wilshire Boulevard
Los Angeles, CA 90010
April 19, 2024
Division of Corporate Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    CIM Opportunity Zone Fund, L.P
Amendment No. 4 to Registration Statement on Form 10
Filed November 6, 2023
File No. 000-56544
Ladies and Gentlemen:
On behalf of CIM Opportunity Zone Fund, L.P. (the “Partnership” or the “Fund”), we hereby respond to the comment letter, dated December 20, 2023 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above referenced Amendment No. 4 to Registration Statement on Form 10-12G filed on November 6, 2023 (the “Registration Statement”). Please note that we are simultaneously filing Amendment No. 5 to the Registration Statement on Form 10-12G (“Amendment No. 5”).
For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the Fund’s response to the comment immediately thereafter.
Amendment No. 4 to Registration Statement on Form 10 filed November 6, 2023
Certain Relationships and Related Transactions, page 61
1.We note your response to prior comment 3. Please revise the disclosure in the filing consistent with your response.
The Fund acknowledges the Staff’s comment and has revised the Registration Statement to present the management fee formula factors on an aggregate basis. Please see page 63 of Amendment No. 5.
2. Summary of Accounting Policies
Basis of Presentation, page F-8
2.We have considered your responses in relation to the application of ASC 946. Based on the facts and circumstances outlined within your responses, it is not clear that you have committed to your investors that the business purpose and only substantive activities of the Fund are investing funds solely for capital appreciation, investment income, or both. As such, we cannot agree with the Company's determination that it meets the

Division of Corporation Finance Office of Real Estate & Construction United States Securities and Exchange Commission Page 2
fundamental characteristics of an investment company under ASC 946. Please amend your filing accordingly.
The Fund acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Specifically, the Fund has prepared its financial statements included in the Registration Statement on a historical cost basis, including the restatement of previously issued financial statements for fiscal years ended December 31, 2021 and 2022 (inclusive of footnote disclosure of the unaudited financial information for the quarter ended March 31, 2023), and the unaudited financial statements for the quarters ending June 30, 2023 and 2022 and September 30, 2023 and 2022.
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Division of Corporation Finance Office of Real Estate & Construction United States Securities and Exchange Commission Page 3
If you have any questions regarding Amendment No. 5 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3309.

Sincerely,

/s/ Raphael M. Russo
Raphael M. Russo, Esq
cc:       David Thompson
CIM Opportunity Zone Fund, L.P.
Yifat Koren-Dahan
CIM Opportunity Zone Fund, L.P.